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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: Thomas.conner@sablaw.com

                                 March 5, 2007

VIA MESSENGER
_____________

Robert S. Lamont
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   RE: POST-EFFECTIVE AMENDMENT NO. 20
       METLIFE INVESTORS USA INSURANCE COMPANY AND METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NO. 333-54464) (SERIES VA)

       POST-EFFECTIVE AMENDMENT NO. 3
       METLIFE INVESTORS USA INSURANCE COMPANY AND METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NO. 333-125757) (MARQUIS)

       POST-EFFECTIVE AMENDMENT NO. 19
       METLIFE INVESTORS INSURANCE COMPANY AND METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 333-50540) (CLASS AA)

Dear Mr. Lamont:

   On January 11, 12 and 16, 2007, MetLife Investors USA Insurance Company and MetLife Investors Insurance Company (the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and MetLife Investors Variable Annuity Account One (the "Separate Accounts") filed the above-referenced post-effective amendments (the "Amendments") to registration statements on Form N-4 for certain variable annuity contracts pursuant to Rule 485(a) under the Securities Act of 1933. As you know, we provided the staff ("Staff") of the Securities and Exchange Commission with courtesy copies of the Post-Effective Amendments on January 25 and February 6, 2007.

Robert S. Lamont
March 5, 2007
Page 2

   We received oral comments from the Staff on the Amendments on February 22, 2007. The Staff requested that responses to the comments be made in writing. The Companies' responses are set forth below. For convenience, each response is preceded by the applicable Staff comment./1/ Page number references in the responses are to the enclosed marked pages of the Series VA prospectus.

COMMENT ONE: FEE TABLE
___________

   PLEASE ADD A LINE ITEM OR FOOTNOTE TO THE FEE TABLE STATING THAT THE COMPANY MAY DEDUCT PREMIUM TAXES.

RESPONSE:
________

   The Companies note that, pursuant to Item 3(a) of Form N-4, the required introductory text to the Fee Table currently states that "state premium taxes may also be deducted." In light of this, it would not appear that any further disclosure in this regard is necessary.

COMMENT TWO: INVESTMENT PORTFOLIO EXPENSES
___________

   FOOTNOTE 3 TO THE INVESTMENT PORTFOLIO EXPENSES TABLE STATES THAT "BECAUSE THE PORTFOLIOS INVEST IN OTHER UNDERLYING PORTFOLIOS, EACH PORTFOLIO ALSO WILL BEAR ITS PRO RATA PORTION OF THE OPERATING EXPENSES OF THE UNDERLYING INVESTMENT PORTFOLIOS IN WHICH THE PORTFOLIO INVESTS, INCLUDING THE MANAGEMENT FEE, WHICH IS NOT REFLECTED IN THE ABOVE TABLE" (EMPHASIS ADDED). PLEASE CONFIRM THAT THE "NOT" EMPHASIZED IN THE PRIOR SENTENCE IS AN ERROR.

RESPONSE:
________

   The Companies confirm the error and have revised the sentence to delete the word "not." Please see page 9.

COMMENT THREE: GUARANTEED MINIMUM INCOME BENEFIT
_____________

   UNDER "GUARANTEED MINIMUM INCOME BENEFIT" ON PAGE 27, THE THIRD PARAGRAPH REFERENCES THE "GMIB ANNUITY TABLE." IS THERE DISCLOSURE ABOUT THIS TABLE ELSEWHERE IN THE PROSPECTUS? IF NOT, PLEASE ADD SOME ADDITIONAL DISCLOSURE EITHER ABOUT THE TABLE OR FOR HOW A CONTRACT OWNER COULD CALCULATE THE AMOUNT OF THE BENEFIT.

--------
1 As you know, the prospectus for Series VA was revised to describe the "enhancement" to the existing Guaranteed Minimum Income Benefit Plus ("GMIB Plus"). The prospectuses for Class AA and Marquis were revised to add this enhanced version of GMIB Plus for the first time. Therefore, comments 5 and 6 are not applicable to the prospectuses for Class AA and Marquis.

Robert S. Lamont
March 5, 2007
Page 3

RESPONSE:
________

   The Companies have added additional disclosure in response to this comment on pages 27 and 28.

COMMENT FOUR: DESCRIPTION OF GMIB II
____________

   UNDER "DESCRIPTION OF GMIB II" ON PAGE 28, PARAGRAPH (B)(II) DESCRIBES THE ANNUAL INCREASE AMOUNT. ARE THERE ANY EXAMPLES IN APPENDIX D OF HOW (1) AND
(2) OPERATE? IF NOT, PLEASE ADD EXAMPLES.

RESPONSE:
________

   The Companies have added examples as requested. Please see section (1) of Appendix D on page D-1.

COMMENT FIVE: DESCRIPTION OF GMIB PLUS
____________

   WITH REGARD TO THE FIRST PARAGRAPH UNDER "DESCRIPTION OF GMIB PLUS" ON PAGE 29, THE STAFF RECOMMENDS THAT THE INFORMATION BE SEPARATED INTO TWO PARAGRAPHS-ONE FOR CONTRACTS ISSUED ON OR AFTER FEBRUARY 26, 2007 AND ONE FOR CONTRACTS ISSUED PRIOR TO FEBRUARY 26, 2007.

RESPONSE:
________

   The information has been separated into different paragraphs. Please see pages 29 and 30.

COMMENT SIX: OPTIONAL RESET (FOR CONTRACTS ISSUED ON OR AFTER FEBRUARY 27, 2006)
___________

   WITH REGARD TO "OPTIONAL RESET (FOR CONTRACTS ISSUED ON OR AFTER
FEBRUARY 27, 2006)" ON PAGE 30, THE STAFF RECOMMENDS THAT THE INFORMATION ABOUT CONTRACTS ISSUED PRIOR TO FEBRUARY 26, 2007 BE MOVED TO A SEPARATE PARAGRAPH.

RESPONSE:
________

   The information has been moved to a separate paragraph. Please see page 31.

COMMENT SEVEN: APPENDIX D (GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES)
_____________

   (a) With regard to Appendix D (Guaranteed Minimum Income Benefit Examples), the Staff recommends that numerical illustrations be added to examples 1, 2 and 3.

   (b) Please reverse the order of Examples 5 and 6.

Robert S. Lamont
March 5, 2007
Page 4

RESPONSE:
________

   (a) The examples have been revised to provide numerical illustrations. Please see pages D-1 to D-3.

   (b) The order of the examples has been reversed. Please see pages D-4 to D-6.

                                *      *      *

   If you have any questions or comments, please contact me at (202) 383-0590 or Aneal Krishnamurthy at (202) 383-0538.

                                                  Sincerely,

                                                  /s/ W. Thomas Conner
                                                  -----------------------------
                                                  W. Thomas Conner

cc: Michele H. Abate
    John M. Richards

The Net Total Annual Portfolio Expenses have been restated to reflect contractual arrangements in effect as of ____________ 2007, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these arrangements is in effect until at least April 30, 2008 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2006.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are: % for the Met/AIM Mid Cap Core Equity Portfolio; % for the Met/AIM Small Cap Growth Portfolio; % for the Harris Oakmark International Portfolio; % for the Janus Aggressive Growth Portfolio; % for the Lord Abbett Growth and Income Portfolio; % for the MFS(R) Research International Portfolio; % for the Oppenheimer Capital Appreciation Portfolio; and % for the T. Rowe Price Mid-Cap Growth Portfolio.

(2) Portfolio expenses for this investment portfolio are estimated for the year ended December 31, 2007.

(3) Because the portfolios invest in other underlying portfolios, each portfolio also will bear its pro rata portion of the operating expenses of the underlying investment portfolios in which the portfolio invests, including the management fee, which is reflected in the above table. The estimated expenses of the underlying portfolios (after applicable expense limitations) according to the allocation targets in place as of the date of this prospectus are: % for the MetLife Defensive Strategy Portfolio; % for the MetLife Moderate Strategy Portfolio; % for the MetLife Balanced Strategy Portfolio; % for the MetLife Growth Strategy Portfolio; and % for the MetLife Aggressive Strategy Portfolio. The total annual operating expenses of the portfolios, including the weighted average of the total operating expenses of the underlying investment portfolios (before applicable expense limitations) according to the allocation targets in place as of the date of this prospectus are: % for the MetLife Defensive Strategy Portfolio; % for the MetLife Moderate Strategy Portfolio; % for the MetLife Balanced Strategy Portfolio; % for the MetLife Growth Strategy Portfolio; and % for the MetLife Aggressive Strategy Portfolio. Therefore, contract owners may be able to realize lower aggregate expenses by investing directly in the underlying investment portfolios instead of the portfolios. A contract owner who chooses to invest directly in the underlying investment portfolios would not, however, receive the asset allocation services provided by Met Investors Advisory, LLC (See the fund prospectus for a description of the target allocations.)

                                       9

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We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

GUARANTEED MINIMUM INCOME BENEFIT

At the time you buy the contract, you may elect a Guaranteed Minimum Income Benefit ("GMIB"). We offer three different versions of the Guaranteed Minimum Income Benefit (GMIB I,-GMIB II and GMIB Plus), A MAXIMUM OF TWO OF WHICH ARE OFFERED IN ANY PARTICULAR STATE. Version I is known as GMIB I, version II is known as GMIB II and version III is known as GMIB Plus. All three versions of the GMIB are described below; however, GMIB I is only offered in states where GMIB II has not yet been approved. For contracts issued prior to February 26, 2007, we offered a version of GMIB Plus that is no longer available, as described below. Please check with your registered representative regarding which versions are available in your state. You may not have this benefit and a GWB or GMAB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the GMIB is designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise of the rider to the GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. As with other pay-out types, the amount you receive as an income payment also depends on your age your sex, and the annuity option you select. The annuity rates in the GMIB Annuity Table are conservative and a

                                      27

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withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB II, GMIB Plus or GMIB I produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider. Your registered representative can provide you an illustration of the amounts you would receive if you exercised the rider.

The Guaranteed Principal Option of GMIB Plus does guarantee a minimum account value after a 10-year waiting period that is available for cash withdrawals. If you elect the Guaranteed Principal Option after the waiting period, this guarantee applies in lieu of receiving GMIB payments.

(See Appendix D for examples of the GMIB.)

DESCRIPTION OF GMIB II

The GMIB II may be exercised after a 10 year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30 day period following the contract anniversary on or following the owner's 85th birthday. The GMIB II is only available for owners up through age 75, and you can only elect the GMIB II at the time you purchase the contract. Once elected, the rider cannot be terminated except as discussed below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

     (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
         (1) or (2) as defined below;

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year, and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

(See section (1) of Appendix D for examples of the calculation of the withdrawal adjustment.)

In determining the GMIB II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally

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by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following the owner's 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB II annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB II annuity payments.

EXERCISING THE GMIB II RIDER. If you exercise the GMIB II, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:

         Age at Annuitization                       Guarantee Period
         --------------------                      -------------------
                 80                                         9
                 81                                         8
                 82                                         7
                 83                                         6
              84 and 85                                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the GMIB II rider.

If you exercise the GMIB II, your annuity payments will be the greater of:

.. the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or

.. the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase -- Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the GMIB II, you may elect any of the annuity options available under the contract.

TERMINATING THE GMIB II RIDER. Except as otherwise provided in the GMIB II rider, the GMIB II will terminate upon the earliest of:

    a) The 30th day following the contract anniversary on or following your 85th birthday;

    b) The date you make a complete withdrawal of your account value;

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB II;

    d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or

    e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the GMIB II rider terminates, the corresponding GMIB II rider charge terminates.

DESCRIPTION OF GMIB PLUS

GMIB Plus is identical to the GMIB II, described above, with the following differences; (1) for purposes of calculating the Annual Increase Amount,
(a) the annual increase rate is 6% per year through the contract anniversary on or following the owner's 85th birthday and (b) the amount of total withdrawal adjustments for a contract year as calculated in paragraph (b)(ii)(2) of the "Income Base" section of "Description of GMIB II" above

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will be set equal to the dollar amount of total withdrawals in such contract year provided that such total withdrawals do not exceed 6% of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year; (2) you may exercise a "GUARANTEED PRINCIPAL OPTION," in which case you will receive an additional amount to be added to the account value in lieu of taking GMIB payments; (3) you may be permitted to periodically reset the Annual Increase Amount; (4) you are limited to allocating your account value to certain investment choices and you may not participate in the Standard Dollar Cost Averaging (DCA) program; (5) the termination provisions are expanded; and (6) the additional charge for the GMIB Plus is 0.80% of the income base (with a maximum charge of 1.50% of the income base applicable upon the exercise of the Optional Reset feature). A description of some of these features follows.

NOTE: For contracts issued prior to February 26, 2007 we offered a version of the GMIB Plus that is no longer available. The prior version of the GMIB Plus differs with respect to the calculation of the Annual Increase Amount and the applicable rider charge. Specifically; (1) for purposes of calculating the Annual Increase Amount, (a) the annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and (b) the amount of total withdrawal adjustments for a contract year as calculated in paragraph (b)(ii)(2) of the "Income Base" section of "Description of GMIB II" above will be set equal to the dollar amount of total withdrawals in such contract year provided that such total withdrawals do not exceed 5% of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year; and (2) the additional charge for the GMIB Plus is 0.75% of the income base (with a maximum charge of 1.50% of the income base applicable upon the exercise of the Optional Reset feature).

GUARANTEED PRINCIPAL OPTION. Starting with the tenth contract anniversary prior to the owner's 86th birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible contract anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and

(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.

The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio and EDCA account in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. It is important to note that only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Principal Adjustment. If you anticipate making purchase payments after 120 days, you should understand that such payments will not increase the Guaranteed Principal Adjustment. However, because purchase payments made after 120 days will increase your account value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, GMIB Plus may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the GMIB Plus for this feature.

The Guaranteed Principal Adjustment will never be less than zero. If the Guaranteed Principal Option is exercised, the GMIB Plus rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter. The variable annuity contract, however, will continue.

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

OPTIONAL RESET. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. Such a reset may be beneficial if your account value has grown at a rate above the 6% accumulation rate on the Annual Increase Amount. However, resetting the Annual Increase Amount will increase your waiting period for exercising the GMIB Plus by restarting the waiting period, and the GMIB Plus rider charge will be reset to the fee we charge new contract purchasers for the same GMIB Plus rider at that time. An Optional Reset is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 75 on the date of the Optional Reset.

NOTE: For contracts issued prior to February 26, 2007 an Optional Reset may be beneficial if your account value has grown at a rate above the 5% accumulation rate on the Annual Increase Amount.

You may elect either, 1) a one-time Optional Reset at any contract anniversary provided the above requirements are met, or 2) Optional Resets to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups on any contract anniversary while this election is in effect the Annual Increase Amount will reset to the account value automatically provided the above requirements are met. The same conditions described above will apply to each automatic step-up. You may discontinue this election at any time by notifying us in writing at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Reset will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above.

We must receive your request to exercise the Optional Reset in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Reset to occur on that contract anniversary. We reserve the right to prohibit an Optional Reset if we no longer offer this benefit for this class of contract. We are waiving this right with respect to purchasers of the contract offered by this prospectus who elect or have elected the GMIB Plus rider and will allow Optional Resets to those purchasers even if this benefit is no longer offered for this class of contract.

The Optional Reset will:

(1) reset the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Reset election;

(2) reset the GMIB Plus waiting period to the tenth contract anniversary following the date the Optional Reset took effect; and

(3) reset the GMIB Plus rider charge to the then current level we charge for the same GMIB Plus rider at the time of the reset, up to the Maximum Optional Reset Fee Rate (not to exceed 1.50%).

On the date of the reset, the account value on that day will be treated as a single purchase payment received on the date of the reset for purposes of determining the Annual Increase Amount after the reset. All purchase payments and

APPENDIX D
GUARANTEED MINIMUM INCOME
BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT

Dollar-for-dollar adjustment when withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior contract anniversary.

Assume the initial purchase payment is $100,000 and the GMIB II is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first contract anniversary, $5,000 is withdrawn (leaving an account balance of $95,000). Because the withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($105,000
- $5,000 = $100,000). Assuming no other purchase payments or withdrawals are made before the second contract anniversary the Annual Increase Amount at the second contract anniversary will be $105,000 ($100,000 increased by 5% per year compounded annually).

Proportionate adjustment when withdrawal is greater than 5% of the Annual Increase Amount from the prior contract anniversary.

Assume the initial purchase payment is $100,000 and the GMIB II is selected. Assume the account value at the first contract anniversary, is $100,000. The Annual Increase Amount at the first contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($105,000) multiplied by the percentage reduction in the account value attributed to that withdrawal (10%). Therefore the new Annual Increase Amount is $94,500 ($105,000 x 10% = $10,500-$105,000-$10,500 = $94,500).
Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $99,225 ($94,500 increased by 5% per year, compounded annually).

(2)  THE 5% ANNUAL INCREASE AMOUNT

Example

Assume the owner of the contract is a male, age 55 at issue, and he elects the GMIB II rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date the 5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 5% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary on or following the owner's 85th birthday). At the tenth contract anniversary, when the owner is age 65 the 5% Annual Increase Amount is $162,889 ($100,000 increased by 5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.

Graphic Example: Determining a value upon which future income payments can be based.

Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted

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for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

                            [GRAPHIC APPEARS HERE]

Graphic Example: Determining your guaranteed lifetime income stream

Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

                            [GRAPHIC APPEARS HERE]

THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

Example

Assume, as in the example in section (2) above, the owner of the contract is a male, age 55 at issue, and he elects the GMIB II rider. He makes an initial purchase payment of $100,000 and makes no additional purchase payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the account value on the first contract anniversary is $108,000 due to good market performance. Because the account value is greater than the Highest Anniversary Value ($100,000) the Highest Anniversary Value is set equal to the account value ($108,000). Assume the account value on the second contract anniversary is $102,000 due to poor market performance. Because the account value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.

Assume this process is repeated on each contract anniversary until the tenth contract anniversary when the account value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the account value ($155,000). See section (4) below for an example of the exercise of the GMIB II rider.

Graphic Example: Determining a value upon which future income payments can be based.

Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

                            [GRAPHIC APPEARS HERE]

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

Graphic Example: Determining your guaranteed lifetime income stream

Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

                            [GRAPHIC APPEARS HERE]

PUTTING IT ALL TOGETHER

Example

Continuing the examples in sections (2) and (3) above assume the owner chooses to exercise the GMIB II rider at the tenth contract anniversary and elects a life annuity with 10 years of annuity payments guaranteed. Because the 5% Annual Increase Amount ($162,889) is greater than the Highest Anniversary Value ($155,000), the 5% Annual Increase Amount ($162,889) is used as the income base. The income base of $162,889 is applied to the GMIB Annuity Table. This yields annuity payments of $717 per month for life, with a minimum of 10 years guaranteed. (If the same owner were instead age 70, the income base of $162,889 would yield monthly payments of $1,029; if the owner were age 75, the income base of $162,889 would yield monthly payments of $1,499.)

The above example does not take into account the impact of premium and other taxes. As with other payout types, the amount you receive as an income payment depends on your age, sex, and the income type you select. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

Graphic Example

Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Guaranteed Minimum Income Benefit may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.

                            [GRAPHIC APPEARS HERE]

                            [GRAPHIC APPEARS HERE]

With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative

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

Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.

                            [GRAPHIC APPEARS HERE]

(5) THE GUARANTEED PRINCIPAL OPTION -- GMIB PLUS

Initial purchase payment is $100,000. Assume that no withdrawals are taken. Assume that account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.

The effect of exercising the Guaranteed Principal Option:

1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.

2) The GMIB Plus rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.

3) GMIB Plus allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.

                            [GRAPHIC APPEARS HERE]

    . Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

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

(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP (FOR CONTRACTS ISSUED ON OR AFTER FEBRUARY 26, 2007) -- GMIB PLUS.

Assume your initial investment is $100,000 and no withdrawals are taken. The 6% Annual Increase Amount increases to $106,000 on the first anniversary ($100,000 increased by 6% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 6% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 6% Annual Increase Amount automatically resets from $106,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the l0th contract anniversary.

The 6% Annual Increase Amount increases to $116,600 on the second anniversary ($110,000 increased by 6% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 6% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 6% Annual Increase Amount automatically resets from $116,600 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 6% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Reset is:

   (1) The 6% Annual Increase Amount automatically resets to the higher account value;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the date of the Optional Reset;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.

The 6% Annual Increase Amount increases to $180,200 on the eighth anniversary ($170,000 increased by 6% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is NOT permitted because your account value is lower than your 6% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 6% Annual Increase Amount remains at $180,200 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 6% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 85th birthday. Also, please note:

   (1) THE 10-YEAR WAITING PERIOD TO ANNUITIZE THE CONTRACT UNDER THE GUARANTEED MINIMUM INCOME BENEFIT REMAINS AT THE 17TH CONTRACT ANNIVERSARY (10 YEARS FROM THE DATE OF THE LAST OPTIONAL RESET);

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

   (2) THE GMIB PLUS RIDER CHARGE REMAINS AT ITS CURRENT LEVEL; AND

   (3) THE GUARANTEED PRINCIPAL OPTION CAN STILL BE ELECTED ON THE 10TH CONTRACT ANNIVERSARY.

                            [GRAPHIC APPEARS HERE]

(7) THE OPTIONAL RESET -- GMIB PLUS (FOR CONTRACTS ISSUED PRIOR TO FEBRUARY 26,
2007)

Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per, year compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary

The 5% Annual Increase Amount increases to $115,500 on the fourth anniversary ($130,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $112,000 due to poor market performance. You may NOT elect an Optional Reset at this time, because the account value is less than the 5% Annual Increase Amount.

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